
September 27, 2018

Kensaku Ichinose
Chief Financial Officer
Pepper Food Service Co., Ltd.
17th Floor, Olinas Tower
4-1-3 Taihei, Sumida-Ku
Tokyo, Japan

      Re: Pepper Food Service Co., Ltd.
          Registration Statement on Form 20-F
          Filed September 4, 2018
          File No. 001-38641

Dear Mr. Ichinose:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Transportation and Leisure